February 19, 2008

Terence O’Brien

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

RE:	Material Sciences Corporation
Form 10-K for the Fiscal Year Ended February 28, 2007
Filed May 11, 2007, File No. 1-8803

Dear Mr. O’Brien:

Material Sciences Corporation and subsidiaries (“MSC”, “Company”, “we”, “us”, “our”) has received your letter dated January 23, 2008 and have addressed each of your questions or comments below. We appreciate your timely review of our Form 10-K for the fiscal year ended February 28, 2007 (“Form 10-K”) and the guidance you have offered to help us enhance our disclosures in future filings.

MSC acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To help in your review, we have repeated your question and/or comment below and followed it with our response.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 29

1.	Given the risk factor on page 10, it appears that the Company may be materially impacted by commodity price risk. In future filings, please discuss this risk and strategies used, if any, for managing this risk. See item 305 (b) of Regulation S-K.

Management Response

We have noted the comment on the commodity price risk factor and will discuss this risk and the strategies used to manage these risks, to the extent material, in future filings.

Note 14: Business Segments

2.

It is not clear that the Company has only one reportable segment under SFAS 131. In this regard, we note that the customer base varies both by industry and by geography. We also note the variety of products and the difference in gross margins. In order to fully analyze this issue, please provide us with copies of all financial reports made available to the CODM(s) during the last two fiscal years and interim period-see paragraph 10 of SFAS 131. Multiple versions of the same report may be excluded. You may request that the reports be returned upon completion of our review. See Section 240.12b-4 of the Exchange Act Rules. Also please clarify for us how the CODM was identified in assessing compliance with SFAS 131. Further, please clarify for us whether the CODM receives any of the disaggregated financial information that is compiled in connection with financial reports generated by/for the multiple subsidiaries listed in Exhibit 21.

Management Response

We acknowledge that our customer base varies by industry and geography and that we provide a variety of products with different gross margins. However, based on the structure of the organization and how we run the business, combined with the financial information reviewed by our chief operating decision maker (“CODM”), we believe that in accordance with SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information (“SFAS No. 131”), we currently have one operating segment. Below we provide an overview of the production process and organizational structure which we believe is important in understanding our analysis of segment reporting in accordance with SFAS No. 131.

Our Geographic Locations and Subsidiaries

The following table is derived from a table included in Item 2 (Properties) of the Form 10-K and describes the location and function of certain of our subsidiaries listed in Exhibit 21 to the Form 10-K.

Location	Operating Subsidiary	Description
Elk Grove Village, Illinois Plant No. 2	MSC Laminates and Composites (EGV) Inc.	Laminating and Coil Coating Facility, General Offices

Elk Grove Village, Illinois Plant No. 7	MSC Pre Finish Metals (EGV) Inc.	Coil Coating Facility, Corporate and General Offices

Morrisville, Pennsylvania	MSC Pre Finish Metals (MV) Inc.	Coil Coating Facility, General Offices

Middletown, Ohio (Closed July 2004)	MSC Pre Finish Metals (MT) Inc.	Coil Coating Facility

Walbridge, Ohio	MSC Walbridge Coatings Inc.	Electrogalvanizing, Laminating and Coil Coating Facility

Canton, Michigan	NA, no separate legal entity	NVH Testing and Development Center, General Offices

Eisenach, Germany

MSC Europe Holding GmbH (f/k/a MSC/GAC Laminates and Composites Holding GmbH)

MSC Europe GmbH & Co, KG (f/k/a MSC/GAC Laminates and Composites GmbH & Co.)

MSC Europe Beteiligungs GmbH (f/k/a MSC/GAC Beteilgungs GmbH)

Stamping and Testing Facility, General Offices

Of the seven remaining Exhibit 21 subsidiaries not mentioned in the table above, Material Sciences Service Corporation is a holding company for our newly-formed Japanese company, MSC/TEKNO Laminates and Composites LTDA is a holding company for our Brazilian investment, and MSC San Diego Holding Company Inc., MSC Laminates and Composites Inc., Material Sciences Foreign Sales Corporation, MSC Richmond Holding Company, and MSC Pre Finish Metals (PP) Inc. are inactive subsidiaries with no significant financial attributes.

In addition to the main properties described in the table above, we also operate small sales offices in several Asian countries. Our Middletown, Ohio facility was idled in 2004 to help address overcapacity in the industry. Many of the needs of former customers of Middletown are now being met by production in our other facilities. As referenced in the table above, we have two facilities in Elk Grove Village, Illinois which consist of separate buildings and contain laminating and coil coating operations and our corporate headquarters. Our Canton, Michigan facility is the site of our research center, scientists and engineers, as well as the majority of our Sales and Marketing personnel. In Germany, we have a small stamping facility and sales/general offices.

Availability of Financial Information

As you will note from the information provided under separate submission, disaggregated information is made available to our CODM on a regular basis. Paragraph 4 of SFAS No. 131 states “This statement requires that general-purpose financial statements include selected information reported on a single basis of segmentation…referred to as the management approach. The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.” In accordance with SFAS No. 131, our management approach is based on viewing the business across one common manufacturing platform.

The disaggregated information we provide to the CODM on a regular basis includes discrete financial information by individual operating, or geographic, location. We note that Paragraph 10 of SFAS No. 131, states “An operating segment is a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.”

The above definition of an operating segment provided by SFAS No. 131, may appear to indicate that these geographic locations could be considered operating segments. However, we do not believe they are operating segments as under SFAS No. 131 the management approach is based on the way management organizes the segments for making operating decisions and assessing performance. As MSC views the business across one common manufacturing platform, and therefore allocates resources and assesses performance at that level, we believe that having geographic locations as operating segments would not be consistent with MSC’s management approach. In addition, we feel that the presentation of geographic location information would not be important, and would not provide any additional insight, to evaluators or potential investors. We have never discussed operating results to the investing public in terms of individual location results based on the fact that this information would not be viewed as relevant to the investors. Location gross profit measures are used internally as a measure of manufacturing efficiency rather than a measure of profitability. Finally, as noted further below, this information is not used to allocate resources across the Company.

Our Production Process

MSC manufactures and markets material-based solutions for acoustical and coated metal applications. Our research scientists and engineers, based primarily at our Canton, Michigan facility, develop a variety of solutions/applications for cold rolled steel, and transform large (40,000 lb) coils of cold rolled steel into solutions for our customers. Seventy to eighty percent of our revenue is tied to the auto industry, primarily the U.S. based manufacturers. The R&D/sales cycle tends to be long and divided into three phases: 1) Technical testing which lasts an average of 5 years, 2) Search for application lasting 1-2 years, and 3) Approval of parts for production, which typically lasts less than one year. The cycle begins with our Canton-based sales engineers contacting our customers and working with them to realize a value-based solution for cost savings, quietness, NVH (Noise, Vibration, Harshness) control, reduced weight, or improved aesthetics.

Each of our domestic facilities houses one or more principal production lines. These lines are used to transform these coils of cold rolled steel into materials for our customers in a continuous process. The process varies somewhat, depending on the application and what materials are to be bonded to the cold rolled steel coil. However, the core production line equipment does not change markedly. Every coil needs to be brought to the facility by semi-trailer or rail car, uncoiled and smoothed in a (75 to 150 foot tall) accumulator and tension leveler entry tower, run through a variety of baths to remove packing oils and dirt, baked in ovens, rewound on a second accumulator exit tower, and delivered to customers via semi-trailers or rail cars. Every coil goes through these steps on each production line.

The products are differentiated by the type of material bonded to the steel and the bonding method employed. Various paints and coatings are applied by running the uncoiled steel ribbon through a paint bath and baking it onto the steel in high temperature ovens. Our proprietary Quiet Steel ® is produced by bonding two thin pieces of metal ribbon together with viscoelastic core materials baked in ovens. Zinc and zinc-nickel corrosion protections are applied by running the steel through metal electrolyte baths and galvanizing the material to the metal with electricity. This galvanization process is only performed at our Walbridge facility.

Our Management Approach

As stated above, MSC designs, manufactures and markets material-based solutions for acoustical and coated applications. However, we (and our CODM) also view our business in terms of delivering solutions to our customers by “creating value with quiet and coating technologies”. Each new product is evaluated on its creation of value for our customers, not strictly along the lines of whether the product is “acoustical” or “coated” in nature. The decision of whether or not to move forward with a new product and where the investment will be made is not based on considerations related to any individual location. The decision is based on economic value of individual solutions, and available capacity within our entire platform.

Our applications are designed to meet specific customer requirements for the automotive, building and construction, electronics, heating, ventilation and air conditioning, appliance, swimming pool and lighting markets. We utilize a significant level of shared assets, sales general and administrative expense, and management across each of our product categories. It is common for a single customer to purchase products from several different product categories as well as from different plants.

Individual products are assessed in terms of their revenue generating performance. We prepare and distribute to our management and CODM annual, quarterly and monthly reports of revenue for approximately 30 products, grouped into two product lines: acoustical and coated. This revenue by product report is presented in total and for each geographic location. Gross profit reports, or any other measure of product performance other than revenue, for individual products are not available. Our legacy cost accounting systems do not provide an adequate association of certain significant direct costs to individual product or product lines.

We also prepare a gross profit report by geographic location. It is important to note that our Sales and Marketing efforts are under the control of a central functional manager (the Vice President of Sales and Marketing), that most sales employees are in our Canton, Michigan research facility, and we view the production facilities as cost centers, not profit centers or investment centers, that produce the orders we receive. For many products, sales orders generated could be made at a choice of our facilities. That choice is made by management by balancing capacity or minimizing shipping costs. Gross profit is used as a measure of manufacturing efficiency rather than a measure of profitability. Each geographic location is managed by a production facility manager. These production facility managers report to our Vice President of Operations, who is based in our corporate headquarters in Elk Grove Village, Illinois. Much or all of our production facility manager’s and our Vice President of Operation’s respective incentive compensation is determined by the profitability of the entire company, not the results of a specific location. Other components are focused on measures of production efficiency which drive costs. Individual production managers are not responsible for the sales inputs into his or her location. We view and assess our sales and profits across the entire manufacturing platform of domestic and international locations.

Capital projects, whether for cost savings or generating incremental revenue, are evaluated individually based on estimated economic returns (e.g. net present value, return on investment), not based on related product line or geographic location.

Our CODM

Paragraph 12 of SFAS 131 states that the CODM identifies a function (not necessarily a manager) that allocates resources to and assesses performance of the segments of an enterprise. Paragraph 4 states that “segments are evident from the structure of the enterprise’s internal organization”, and paragraph 14 states that “Generally, an operating segment has a segment manager who is directly accountable to… the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.”

Our management structure consists of our CEO, Clifford D. Nastas, who serves as a Director and also reports to our Board of Directors. We do not have anyone serving in the capacity of President or Chief Operating Officer. Directly reporting to the CEO are the following executives with functional responsibilities across locations and product lines: Senior Vice President Chief Financial & Information Officer and Corporate Secretary; Vice President of Sales and Marketing; Vice President of Human Resources; Managing Director Global Business Development; Vice President of Operations; Managing Director Southeast Asia; and Commercial Director European Region. Domestic plant managers report to the Vice President of Operations, not to our CEO.

Our organizational structure is centralized and functional in nature, with a strong focus on developing value added products for our customers across one manufacturing platform. It is clear from our structure and our decision making methods that our CEO is the CODM of MSC. The CODM only reviews financial reports related to our active subsidiaries. Such active subsidiaries are outlined in the “Geographic Locations and Subsidiaries” section above.

Summary

The management approach for our organization in making operating decisions and assessing performance is focused on delivering individual products that together provide solutions to our customer base, using a centralized functional management structure and shared administration and production resources. Disaggregated financial information for individual products is largely limited to top line revenues.

We believe our current segment reporting is appropriate under SFAS No. 131.

As noted above, our legacy cost accounting systems did not provide sufficient information to provide an adequate association of certain significant direct costs to individual products or product lines. As a result, we were not able to view our business along the profitability of our product lines or product categories. We are in the process of implementing new systems which will provide new and better disaggregated information that will allow us to better analyze profitability along product lines or product categories. These systems will impact the type of information we are able to deliver to our CODM. This new information will be used by the CODM to make decisions and allocate resources across the Company. In addition, our CODM is currently evaluating our organizational structure, and we expect changes to be in place early in Fiscal 2009. We will evaluate how these changes impact our reporting under SFAS No. 131.

Supporting Documentation

Under a separate submission, we have attached copies of the following financial reports relating to the last two fiscal years and for the third quarter of Fiscal 2008 which are made available to the CODM or are otherwise regularly provided to the CODM for review. We request confidential treatment for these exhibits pursuant to 17 CFR Section 200.83.

Q3, FY08

Leadership Closing Package

Management Package

Operating Metrics Package

FY07

Leadership Closing Package

Management Package

FY06

Leadership Closing Package

Management Package

The Leadership Closing Package is prepared and distributed to the CODM monthly.

The Management Package is prepared and distributed to the CODM quarterly and includes statements of operations, quarterly projections, ratios, and balance sheet analyses.

The Operating Metrics Package is prepared and distributed to the CODM monthly, and contains detailed operational metrics to measure the efficiency of our production facilities.

The above financial reports are being provided to the staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such rule, the Company is requesting that such material be returned promptly following completion of the Staff’s review of the Form 10-K. The Company is also requesting confidential treatment of such material pursuant to the provisions of 17 CFR § 200.83.

Schedule II, page 61

3. In future filings, please disclose activity in the inventory reserve (page 26). See Article 12-09 of Regulation S-X.

Management Response

We have noted the above comment and will disclose the activity in the inventory reserve in future filings.

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We hope the foregoing has been responsive to the Staff’s comments. If you have additional questions related to the foregoing, please do not hesitate to call me at (847) 718-8020.

Sincerely,

/s/ James M. Froisland
Senior Vice President, Chief Financial Officer, Chief Information Officer and Corporate Secretary